EXHIBIT 12
ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions of dollars)

	Nine Months Ended	FISCAL YEAR
	September 29, 2012	2011	2010	2009	2008	2007
EARNINGS
Earnings before income taxes	$808	$1,019	$1,209	$1,057	$581	$710
Plus fixed charges:
Interest expense (1)	55	70	67	46	73	73
Rent interest factor (2)	11	15	12	11	9	9
TOTAL FIXED CHARGES	66	85	79	57	82	82
EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$874	$1,104	$1,288	$1,114	$663	$792
RATIO OF EARNINGS TO FIXED CHARGES	13.2	13.0	16.3	19.5	8.1	9.7

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.